EXHIBIT 21.1

SUBSIDIARIES OF SYNOPSYS, INC.*

Name	Jurisdiction of Incorporation
Black Duck Software, Inc.	Delaware
Nihon Synopsys G.K.	Japan
PikeTec GmbH	Germany
SNPS Ireland New Limited	Ireland
Synopsys (India) Private Limited	India
Synopsys Emulation and Verification SAS	France
Synopsys International Limited	Ireland
Synopsys International Services, Inc.	Delaware
Synopsys Korea, Inc.	Korea
Synopsys Netherlands B.V.	Netherlands
Synopsys Software Science and Technology (Shanghai) Co., Ltd.	China
Synopsys Taiwan Co., Ltd.	Taiwan
Synopsys Technologies Company Limited	Taiwan
Synopsys Technologies Holding LLC	Delaware
Synopsys USIE Holdings LLC	Delaware

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Synopsys, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.